Filed by Central Pacific Financial Corp.
Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2 and Rule 14a-12 under the Securities Exchange Act of 1934, as amended
Subject Company: CB Bancshares, Inc.
Commission File No. 0-12396

The following is a press release issued by Central Pacific Financial Corp. on May 13, 2003.

Investor Contacts
Neal Kanda	Larry Dennedy
VP & Chief Financial Officer	MacKenzie Partners
(808) 544-0622	(212) 929-5239
nkanda@cpbi.com	ldennedy@mackenziepartners.com

Local Media Contacts
Ann Takiguchi	Neal Yokota
PR/Communications Officer	Stryker Weiner & Yokota
(808) 544-0685	(808) 523-8802 ext. 13
(808) 223-4434 (cell)	nyokota@strykerweiner.com
atakiguchi@cpbi.com

Financial Media Contact
Ian Campbell/Peter Mladina
Abernathy MacGregor Group
(213) 630-6550
idc@abmac.com/dch@abmac.com

NEWS RELEASE

CB Shareholders Call June 26 Shareholder Meeting to Remove Obstacle to Acquisition of CBBI Common Stock

Shareholders Calling Meeting Own Approximately 27 Percent of Total CBBI Shares

HONOLULU, May 13, 2003 —Central Pacific Financial Corp. (NYSE: CPF), today announced that shareholders owning approximately 1.1 million shares or 27 percent of the outstanding stock of CB Bancshares, Inc. (Nasdaq: CBBI), today called a special meeting of shareholders of CBBI for Thursday, June 26 at 11:00 a.m. at the Hilton Hawaiian Village.

The purpose of the meeting is to vote on CPF’s proposed acquisition of at least a majority—and up to 100 percent—of the outstanding shares of CBBI common stock pursuant to a proposed exchange offer or otherwise.  Approval of this acquisition would remove one important obstacle to CPF’s ability to proceed with its newly proposed exchange offer.

 “The shareholders of CBBI are sending a clear message today. They’re telling CBBI’s board that our offer maximizes the value of their shares. This offer includes a 50-plus percent premium since we first made our proposal public, an approximately 230 percent increase in per share cash dividends, and the opportunity to own shares in a stronger, locally focused bank. It should be no surprise that shareholders want the opportunity to consider our offer themselves,” CPF said.

“To avoid shareholder confusion, we again urge CBBI directors and management to cancel the May 28 meeting at which there is no longer any business to consider. If they do not, we urge CBBI shareholders not to vote at the May 28 meeting — to send a clear message to CBBI’s board that its decision to effectively disenfranchise a large segment of CBBI’s shareholder base is unacceptable.”

To eliminate technical legal issues raised by CBBI with respect to the shares owned by TON Finance, B.V. over which CPF has voting power pursuant to a Voting Agreement between CPF and TON, dated as of April 16, 2003, CPF has released TON from all its voting obligations as they relate to proposed control share acquisitions pursuant to the Hawaii Control Share Acquisitions statute, whether at the May 28 meeting or the June 26 meeting, and the company acknowledges beneficial ownership of those shares for purposes of such a vote, the company said.

“We are pleased that shareholders have expressed such support for our proposal that we have received agent designations from enough shareholders to call a special meeting.  The special meeting we have called with shareholder support for June 26 will give all shareholders sufficient time to review proxy materials related to the proposed acquisition of CBBI common stock.  It will enable them to consider the terms of our new exchange offer as they decide whether to approve our acquisition of CBBI common stock,” CPF said.

CPF is offering  $24.50 in cash plus 1.7606 shares of CPF common stock per CBBI share, a value of $70.24 per CBBI share based on CPF’s closing price on May 13, 2003, before adjustments for CBBI’s planned stock dividend.  Following the dividend, the offer would be adjusted to $22.27 in cash plus 1.6005 shares of CPF common stock per CBBI share.    Although the stock component of the offer has been adjusted so the total value of the May 9 offer is the same as the value of CPF’s previous offer, the new offer provides a total of  $14 million in new cash to CBBI shareholders.  This new offer is designed to increase pricing certainty for CB shareholders and offer improved accretion for CPF shareholders, while continuing to allow shareholders of the combined company to participate in its future growth.  It also responds to one reason offered by CBBI for rejecting CPF’s original offer.

Central Pacific said it will request of CBBI that shareholders be allowed to participate telephonically.

FORWARD LOOKING INFORMATION

This document contains forward-looking statements.  Such statements include, but are not limited to, (i) statements about the benefits of a merger between Central Pacific Financial Corp. (“CPF”) and CB Bancshares, Inc. (“CBBI”), including future financial and operating results, costs savings and accretion to reported and cash earnings that may be realized from such merger; (ii) statements with respect to CPF’s plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans”, “targets”, “projects” and other similar expressions.  These statements are based upon the current beliefs and expectations of CPF’s management and are subject to significant risks and uncertainties.  Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:  (1) the business of CPF and CBBI may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the merger; (5) the regulatory approvals required for the merger may not be obtained on the proposed terms; (6) the failure of CPF’s and CBBI’s shareholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and may have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the Hawaii economy may be different than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company’s loan portfolio and allowance for loan losses; (9) changes in the U.S. legal and regulatory framework; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company’s activities.

Additional factors that could cause CPF results to differ materially from those described in the forward-looking statements can be found in CPF’s reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission (“SEC”) and available at the SEC’s Internet web site (www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to CPF or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above.  CPF does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statement is made.

With respect to financial projections for CBBI contained in this document, neither CBBI nor any analyst has published any information for 2003, 2004 or 2005.  In addition, CPF has not been given the opportunity to do any due diligence on CBBI other than reviewing its publicly available information.  Therefore, management of CPF has created its own financial model for CBBI based on CBBI’s historical performance and CPF’s assumptions regarding the reasonable future performance of CBBI on a stand-alone basis.  These assumptions may or may not prove to be correct.  The assumptions are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of CBBI.  There is no assurance that these projections will be realized and actual results are likely to differ significantly from such projections.

CPF filed with the SEC a registration statement on Form S-4 on April 28, 2003, to register the shares of CPF common stock to be issued in a proposed exchange offer, and filed amendments thereto on May 5, 2003 and May 9, 2003, respectively.  The registration statement is not final and will be further amended.  On May 5, 2003 and May 9, 2003, CPF filed preliminary proxy statements for solicitation of proxies from CBBI shareholders for special meetings of CBBI shareholders.  Subject to future developments, CPF may file additional proxy statements for solicitation of proxies from CBBI or CPF shareholders, in connection with special meetings of such shareholders at a date or dates subsequent hereto and may file a tender offer statement.  Investors and security holders are urged to read the registration statement and proxy statements and any other relevant documents (when available), including the tender offer statement if filed, filed with the SEC, as well as any amendments or supplements to those documents, because they contain and will contain important information.  Investors and security holders may obtain a free copy of the registration statement, any amendments thereto and proxy statements and other relevant documents (when available), including the tender offer statement if filed, at the SEC’s Internet web site at (www.sec.gov).  The registration statement, any amendments thereto and proxy statements and other relevant documents (when available), including the tender offer statement if filed, may also be obtained free of charge from CPF by directing such request to: Central Pacific Financial Corp., 220 South King Street, Honolulu, Hawaii 96813, Attention: David Morimoto, (808) 544-0627.

CPF, its directors and executive officers and certain other persons may be deemed to be “participants” if CPF solicits proxies from CBBI and CPF shareholders.  A detailed list of the names, affiliations and interests of the participants in any such solicitation is contained in CPF’s preliminary proxy statements on Schedule 14A as filed on May 5, 2003 and May 9, 2003.  Information about the directors and executive officers of CPF and their ownership of and interests in CPF stock is set forth in the proxy statement for CPF’s 2003 Annual Meeting of Shareholders.

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